TMSF REIT, INC.
707 Wilshire Boulevard
Los Angeles CA 90017
February 2, 2006
VIA FACSIMILE (202) 772-9209
Division of Corporation Finance
Securities and Exchange Commission
F Street, N.E.
Washington, D.C. 20549
Attention: Amanda McManus, Esq.
Re:	Registration Statement on Form S-4/A of TMSF REIT, Inc. (File No. 333-128762)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), TMSF REIT, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on February 6, 2006, or as soon thereafter as practicable. The undersigned is aware of its obligations under the 1933 Act.
     In support of its request for acceleration, the Registrant acknowledges that:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. The Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TMSF REIT, Inc.
By:	/s/ Raymond Eshaghian
Raymond Eshaghian
Chairman of the Board, Chief Executive Officer, President and Secretary